March 13, 2014

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Triangle Petroleum Corporation
Form 10-K for Fiscal Year Ended January 31, 2013
Filed May 1, 2013
Form 10-Q for Fiscal Quarter Ended October 31, 2013
Filed December 9, 2013
File No. 1-34945

Dear Mr. Skinner:

This letter responds to the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission’s (the “Staff”) second comment letter, dated March 11, 2014 (“Comment Letter”), regarding Triangle Petroleum Corporation’s Form 10-Q for the fiscal quarter ended October 31, 2013, filed December 9, 2013 (File No. 1-34945).  The Comment Letter responds to our response letter, dated February 11, 2014, which responded to the Staff’s initial comment letter, dated January 30, 2014.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 47

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

March 13, 2014

SEC Comment

2.                                                  Your response to comment 2 in our letter dated January 30, 2014 states, in part, that trends related to capital expenditures are addressed in your Form 10-Q for the period ended October 31, 2014.  However, it does not appear that you have provided disclosure explaining how the growing difference between cash used in investing activities and cash provided by (used in) operations impacts your liquidity position and your future financial condition.  As requested in our prior comment, please revise to provide additional disclosure addressing material trends in your liquidity position and your future financial condition.  With your response, please include draft revisions to your disclosure.

Response

We intend to expand our future disclosure in the Liquidity and Capital Resources discussion in our periodic reports to address the gap between financing our investing activities and cash provided by operations. We will revise the disclosure under “Capital Requirements Outlook” in future periodic filings to be substantially consistent to the following:

Capital Requirements Outlook

Our cash flow from operations has historically contributed minimally to funding our capital requirements, specifically with respect to our capital expenditure budget.  We believe that the lag time between initial investment and cash flow from such investment is typical of the oil and gas industry. We expect our cash flow from operations to increase significantly as additional TUSA oil and natural gas wells come online, RockPile’s oilfield services increase, and Caliber’s gathering and processing system becomes fully operational. However, we will likely remain dependent on borrowings under our credit facilities and potential additional financings for the foreseeable future to fund the difference between cash flow from operations and our capital expenditures budget and other contractual commitments. Although we expect that increases in our operating cash flow and growing availability under our asset-backed credit facilities will be largely sufficient for our capital requirements, any additional shortfall will likely be financed through additional debt instruments in the near term. There can be no assurance that we will achieve our anticipated future cash flow from operations, that credit will be available when needed, or that we would be able to complete alternative transactions in the capital markets, if needed.

We may also continue to pursue significant acquisition opportunities, which would also require additional financing. Our ability to obtain additional financing on commercially reasonable terms is dependent on a number of factors, many of which we cannot control, including changes in our credit rating, interest rates, market perceptions of us and the oil and natural gas exploration and production industry, and tax burdens due to new tax laws.

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

March 13, 2014

If our existing and potential sources of liquidity are not sufficient to satisfy our commitments and to undertake our currently planned expenditures, we have the flexibility to alter our development program or divest assets. Our operatorship of much of our acreage allows us the ability to adjust our drilling schedule in response to changes in commodity prices or the oilfield service environment. Further, if we were not successful in obtaining sufficient funding or completing an alternative transaction on a timely basis on terms acceptable to us, we would be required to curtail our planned expenditures or restructure our operations (including reducing our rig count and sub-contracting our pressure pumping services agreement, either of which may in certain circumstances result in termination fees depending on the timing and requirements of the underlying agreements), which may reduce anticipated future cash flow from operations. If we are unable to implement our planned exploration and drilling program, we may be unable to service our debt obligations or satisfy our contractual obligations.

* * * * * * * *

In connection with the above response to the Staff’s comment, Triangle acknowledges that:

•                              Triangle is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              Triangle may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (303) 260-6042 or to Mr. Ryan McGee, our Interim General Counsel, at (303) 260-1680.

Sincerely,

By:	/s/ Justin Bliffen
Justin Bliffen
Chief Financial Officer

Cc:	Ms. Sheri Pearce, KPMG LLP
Mr. Richard Aftanas, Skadden, Arps, Slate, Meagher & Flom LLP